Exhibit 99.1

Press Release

Eltek Reports First Quarter Financial Results

PETACH-TIKVA, Israel, May 27, 2014 (NASDAQ:ELTK) - Eltek Ltd. (NASDAQ:ELTK - News), the leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards, announced today its financial results for the quarter ended March 31, 2014.

Revenues for the quarter ended March 31, 2014 were $12.3 million compared to revenues of $12.5 million in the first quarter of 2013.

Gross profit for the first quarter of 2014 was $1.5 million (12.3% of revenues) compared with gross profit of $1.8 million (14.4% of revenues) in the first quarter of 2013.

Operating loss for the first quarter of 2014 was $121,000 compared with operating profit of $230,000 in the first quarter of 2013. The decline in our gross and operating profit was mainly due to the devaluation of the US dollar against the NIS, and a slight reduction in revenues.

Net loss for the first quarter of 2014 was $187,000 or ($0.02) per share, compared to net profit of $127,000 or $0.02 per share, in the first quarter of 2013.

EBITDA:
In the first quarter of 2014, Eltek had EBITDA of $354,000 compared with EBITDA of $613,000 in the first quarter of 2013.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "Our capital investment plan is being implemented as scheduled and we expect to see improvements in our manufacturing capabilities beginning in the fourth quarter of this year. The results of our operations in the first quarter of 2014 were negatively impacted by the weakness of the U.S. dollar, as the exchange rate of the dollar compared to the NIS in the first quarter of 2014 was 5.7% lower than in the first quarter of 2013. In addition we saw a decline in revenues due to the shift of certain programs to the U.S. by some domestic defense customers. We are working on building alternative sources of revenues to offset such reduction in orders.”

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products.. For more information, visit Eltek's website at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd. P.O.B. 159 Petach - Tikva 4910101, Israel   Tel: +972-3-9395050- Fax: +972-3-93909581 www.eltekglobal.com

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended
	March 31,
	2014	2013

Revenues	12,263	12,452
Costs of revenues	(10,752)	(10,664)

Gross profit	1,511	1,788

Selling, general and administrative expenses	(1,632)	(1,558)

Operating profit (loss)	(121)	230

Financial income (expenses), net	(68)	(100)

Profit (loss) before other income, net	(189)	130

Other income, net	(0)	(3)

Profit (loss) before income tax expenses	(189)	127

Income tax (expenses), net	(18)	(9)

Net Profit (loss)	(207)	118

Net profit (loss) attributable to non controlling interest	(20)	(9)

Net Profit (loss) attributable to Eltek Ltd.	(187)	127

Earnings per share

Basic and diluted net gain (loss) per ordinary share	(0.02)	0.02

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	10,143	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	March 31,
	2014	2013
Assets

Current assets
Cash and cash equivalents	988	1,217
Receivables: Trade, net of provision for doubtful accounts	8,959	9,187
Other	456	126
Inventories	5,889	5,125
Prepaid expenses	265	311

Total current assets	16,557	15,966

Deferred taxes	2,850	0

Assets held for employees' severance benefits	53	49

Fixed assets, less accumulated depreciation	9,948	9,595

Goodwill	75	71

Total assets	29,483	25,681

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	1,276	5,452
Accounts payable: Trade	7,789	6,999
Related parties	-	1,539
Other	5,770	4,768

Total current liabilities	14,835	18,758

Long-term liabilities
Long term debt, excluding current maturities	1,252	969
Employee severance benefits	325	203

Total long-term liabilities	1,577	1,172

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 in 2013 and 10,142,762 in 2014	1,985	1,384
Additional paid-in capital	17,270	14,328
Cumulative foreign currency translation adjustments	3,128	2,816
Capital reserve	695	695
Accumulated deficit	(10,072)	(13,583)
Shareholders' equity	13,006	5,640
Non controlling interest	64	112
Total equity	13,070	5,752
Total liabilities and shareholders' equity	29,482	25,681

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended
	March 31,
	2014	2013

GAAP net Income (loss)	(187)	126
Add back items:

Financial (income) expenses, net	68	100
Income tax (benefit) expense	18	9
Depreciation and amortization	455	377
Adjusted EBITDA	354	613